Exhibit (a)(1)(i)
BARINGS PRIVATE CREDIT CORPORATION
c/o Barings LLC
300 South Tryon Street, Suite 2500
Charlotte, North Carolina 28202
If you do not want to sell your shares of common
stock at this time, please disregard this notice.
This is simply a notification of the Company’s repurchase offer.
September 3, 2024
Dear Shareholder:
This letter serves to inform you of important dates relating to a repurchase offer by Barings Private Credit Corporation (the “Company”). If you are not interested in tendering your shares of common stock in the Company (“Shares”) for repurchase at this time, please disregard this notice and take no action.
Please note that the sale of Shares that have been issued on or after March 1, 2024 will be subject to an “early repurchase deduction” (except in the case of certain limited exceptions) that will reduce your proceeds by 2% of the aggregate net asset value of the Shares repurchased. Shares that are issued pursuant to the Company’s dividend reinvestment plan and tendered will not be subject to the early repurchase reduction. In addition, the sale of Shares may also be subject to income and transfer taxes.
The tender offer period will begin on September 3, 2024 and end at 11:59 p.m., Eastern Time, on September 30, 2024. The purpose of the tender offer is to provide liquidity to shareholders of the Company. Shares may be presented to the Company for repurchase only by tendering them during the tender offer period.
If you do not wish to sell your Shares for any reason, simply disregard this notice. No action is required if you do not wish to sell any portion of your Shares at this time.
Should you wish to tender all or some of your Shares during this tender offer period, please complete the enclosed Letter of Transmittal and return it by mail or fax to the Company’s Transfer Agent, DST Systems Inc., Attention: Barings Private Credit Corporation, using one of the below options as instructed in the Letter of Transmittal:
Regular Mail – P.O. Box 219095, Kansas City, MO 64121-9530
Overnight Mail – 430 W. 7th Street, Kansas City, MO 64105-1407
Fax – (833) 623-2399
If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares.
All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein. The method of delivery of the Letter of Transmittal and all other required documents is at the election and sole risk of the tendering shareholder.
All tenders of Shares must be received in good order by the Company’s Transfer Agent by 11:59 p.m., Eastern Time, on September 30, 2024.
If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the repurchase offer, or call (704) 805-7200.
Sincerely,
Barings Private Credit Corporation